H.B. Fuller Company	Correspondence to:
1200 Willow Lake Boulevard	P.O. Box 64683
St. Paul, Minnesota 55110-5101	St. Paul, MN 55164-0683
Phone 651-236-5900

June 6, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Terence O’Brien

Accounting Branch Chief

Re:	H.B. Fuller Company

Form 10-K for Fiscal Year Ended December 3, 2011

Filed January 27, 2012

Form 10-Q for Fiscal Quarter Ended March 3, 2012

Filed March 30, 2012

Response dated May 11, 2012

File No. 1-9225

Dear Mr. O’Brien:

This letter contains the responses of H.B. Fuller Company (the “Company” or “we”) to the comments regarding the reports referenced above contained in your letter to the Company dated May 17, 2012. We have addressed your comment letter by reproducing each comment below and providing our response immediately thereafter.

Form 10-K for Fiscal Year Ended December 3, 2011

Note 10: Pension and Postretirement Benefits, page 62

1.	We note the additional disclosures you intend to include in future filings regarding the expected rate of return in response to comment 2 in our letter dated April 13, 2012. Specifically, we note that the expected long-term rate of return on the target equity allocation was 9.0%. We further note that the historical actual rates of return for equities were 3.7% for the 10-year period and 7.4% for the 20-year period. We further note that you intend to use the same expected rate of return for fiscal year 2012 as used for fiscal year 2011. As such, please expand your disclosure in future filings to clearly explain how you determined it is appropriate to use an expected rate of return for fiscal year 2011 and fiscal year 2012 that exceeds the 10-year and 20-year actual rates of return for equity investments. Please also disclose the actual rate of return for fiscal year 2011 for the equity investments. Please also provide similar disclosure for the Germany pension plans, which has an expected rate of return of 6.0% as compared to the actual rate of return for a 14-year period of 2.8%. Please provide us with the disclosures you intend to include in future filings.

United States Securities and Exchange Commission

June 6, 2012

We respectfully submit that we believe the expected equity return assumption we have selected for the U.S. plan is reasonable when viewed relative to the various historical perspectives that we use to test our assumption. For example, we reviewed the actual 10-year equity returns that would have been disclosed in the historical return table of our proposed footnote since the inception of the plan. For the 19 data points in this sample, the median 10-year actual return was 11.12%, the mean return was 9.86%, the highest 10-year return was 16.50% and the lowest was -0.77%. The lowest 10-year returns all occurred in the last four years reflecting the uniquely difficult conditions in the equity markets since 2008 as well as the lower than average market returns experienced in the period 2000 to 2002. We believe that our expected return of 9% is reasonable when viewed against the 19 data points described above. A similar analysis was conducted for all of the 20-year returns that would have been disclosed since the inception of our plan, though this represents a smaller sample size. Over the last nine years the median historical 20-year return on equity investments is 10.27% and the mean is 9.80%. If we just look at our actual historical return since the inception of the plan (28 years) the equity portfolio has returned 9.03%. We believe the foregoing analysis strongly supports the projected annual equity earnings rate of 9% that we have selected. In short, our expected return rate indicates that we are expecting future returns in the equity markets to improve to levels more in line with historical patterns observed over longer time frames.

Similar reasoning applies to the expected return for our German plan though our history is shorter with this plan. For example, for the first ten years of the plan (until June 2007) the actual return from inception was 11.22%. The return from inception deteriorated significantly after this date due to the severe market conditions in 2008 and thereafter. As with the U.S. plan, we expect that returns for our German plan will improve in the future to be more in line with the historical results that preceded the unique market circumstances in 2008. In addition, we have changed our investment strategy for the plan to include a more diversified pool of investments and this change should provide the potential for greater returns going forward.

We respectfully suggest that it would not be helpful to include the actual equity portfolio return in the most recent year since we do not use this metric in setting or evaluating the expected forward return and, as a short-term measure, is inconsistent with our view that longer time frames must be used in evaluating the reasonableness of our assumptions.

In response to your comments we propose to modify our disclosures as indicated in bold font below.

The expected long-term rate of return on plan assets assumption for the U.S. pension plan was 8.00 percent in 2011. Our expected long-term rate of return on U.S. plan assets was based on our target asset allocation assumption of 60 percent equities and 40 percent fixed-income. Management, in conjunction with our external financial advisors, determines the expected long-term rate of return on plan assets by considering the expected future returns and volatility levels for each asset class that are based on historical returns and forward looking observations. The expected long-term rate of return on the target equities allocation was 9.0 percent and the expected long-term rate of return on the target fixed-income

United States Securities and Exchange Commission

June 6, 2012

allocation was 5.5 percent. The total plan rate of return assumption included an estimate of the impact of diversification and the plan expense. Management, in conjunction with our external financial advisors, uses the actual historical rates of return of the asset categories to assess the reasonableness of the expected long-term rate of return on plan assets.

U.S. Pension Plan Historical actual rates of return	Total Portfolio	Equities	Fixed Income
10-year period	5.5%	3.7%	(*)10.7%
20-year period	8.3%	7.4%	(*)10.7%

(*)	Beginning in 2006, our target allocation migrated from 100 percent equities to our current allocation of 60 percent equities and 40 percent fixed-income. The historical actual rate of return for the fixed income of 10.7 percent is since inception (5 years).

The most recent 10-year and 20-year historical equity returns shown in the table above are low relative to historical norms, negatively impacted by the poor market performance in the 2000 to 2002 period as well as the sharply negative market movements in 2008. Over the past 19 years, the 10-year historical return for our equity portfolio has averaged 9.86% while the 20-year historical return results since inception of our plan has averaged 9.80%. Our expected rate of return on our equity portfolio of 9% assumes that equity market returns will improve in the future, and in a manner consistent with historical patterns observed over longer time frames.

The expected long-term rate of return on plan assets assumption for non-U.S. pension plans was a weighted average of 6.18 percent in 2011. The expected long-term rate of return on plan assets assumption used in each non-U.S. plan is determined on a plan-by-plan basis for each local jurisdiction and is based on expected future returns for the investment mix of assets currently in the portfolio for that plan. Management, in conjunction with our external financial advisors, develops expected rates of return for each plan, considers expected long-term returns for each asset category in the plan, reviews expectations for inflation for each local jurisdiction, and estimates the impact of active management of the plan’s assets. Our largest non-U.S. pension plans are in Germany and the United Kingdom respectively. The expected long-term rate of return on plan assets for Germany was 6.0 percent and the historical rate of return since inception (14 years) for the total asset portfolio in Germany was 2.8 percent. The expected rate of return on our German portfolio of 6% assumes that market returns will improve in the future, more in line with historical patterns observed over longer time frames. In addition, we have modified our investment strategy for the German plan to include a more diversified pool of equity and fixed income investments and, therefore, we currently expect the performance of the plan assets to improve going forward. The expected long-term rate of return on plan assets for the United Kingdom was 6.6 percent and the historical rate of return since inception (15 years) for the total asset portfolio in the United Kingdom was 6.1 percent. Management, in conjunction with our external financial advisors, uses actual historical returns of the asset portfolio to assess the reasonableness of the expected rate of return for each plan. Since both of these non-U.S. plans have been in existence for less than 20-years, the historical rate of return for each plan has been affected by a period of very poor market conditions by any longer term standards. The rates of return that have been earned by these plans over this shorter time is not what management or our external advisors expect in more normal economic time and over the long period these assets will be invested.

United States Securities and Exchange Commission

June 6, 2012

Form 10-Q for Fiscal Quarter Ended March 3, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 18

Results of Operations, page 18

Special charges, net, page 19

2.	We note the draft disclosure you provided in response to comment 4 in our letter dated April 13, 2012. Please further enhance your disclosure to state when you expect to achieve the estimated total annual cost savings of $90 million. Please also clarify the portion of the cost savings that is expected to be non-cash cost savings versus cash cost savings. For the January 2012 and the April 2012 approved plans, along with future plans approved by management, please disclose the expected cash and non-cash cost savings and when those expected savings are anticipated to be achieved. Please confirm to us that you will subsequently disclose your progress towards achieving the expected cash and non-cash cost savings, as referenced in our prior comment. If you do not believe you will be able to monitor your progress of the estimated cost savings, please include disclosure that states this fact, along with a detailed explanation as to why. Please provide us with the enhanced disclosures you intend to provide in future filings.

We will report our progress toward achieving our profit improvement targets as the Business Integration Project progresses. We have identified three key metrics that we use internally that provide the appropriate level of visibility to the project: (1) cost reductions achieved from workforce reduction, realignment and relocation, (2) cost reductions achieved from the rationalization of the manufacturing footprint of the business, and (3) the EBITDA margin generated by the business relative to our trend line goal for improvement through the year 2015. The first two metrics will capture most, but not all, of the estimated $90 million profit improvement goal for the program. It is not possible to accurately measure the profit improvement impact from every project work stream because the impacts of the project are, in some cases, difficult to isolate from other factors that impact the results of the business. For this reason we use our EBITDA margin metric as the ultimate measure of our effectiveness in generating and retaining the costs savings and other benefits from all of the work streams while at the same time effectively managing all other aspects of our business not directly related to the Business Integration Project. Although EBITDA is not a GAAP metric we believe it is the most appropriate measure for this project because it allows us to compare the cash generating profit profile of the business before and after the acquisition, eliminating the non-cash impact of changes in depreciation and amortization that occur as a result of the acquisition purchase accounting.

We will enhance the draft disclosure provided to you in comment 4 of our letter dated May 11, 2012, to state when we expect to achieve the estimated total annual profit improvement of $90 million and to clarify the portion of the profit improvement that is expected to be non-cash cost versus cash benefits. The information added to the disclosures previously provided to you is indicated in bold font below.

United States Securities and Exchange Commission

June 6, 2012

Special charges, net:

	13 Weeks Ended				26 Weeks Ended
($ in millions)	June 2, 2012		May 28, 2011	2012 vs. 2011	June 2, 2012		May 28, 2011	2012 vs. 2011
Special charges, net	$	x.x	$—	NMP	$	x.x	$—	NMP

Special charges, net reported on the Condensed Consolidated Statement of Income included the following items:

($ in millions)	13 Weeks Ended June 2, 2012			26 Weeks Ended June 2, 2012
Acquisition and transformation related costs:
Professional services	$	x.x		$	x.x
Financing availability costs		x.x			x.x
Foreign currency option contract		x.x			x.x
Gain on foreign currency forward contracts		(x.x	)		(x.x	)
Other related costs		x.x			x.x
Restructuring costs:
Workforce reduction costs		x.x			x.x
Facility exit costs		x.x			x.x

Special charges, net	$	x.x		$	x.x

We completed the acquisition of the Forbo industrial adhesives business on March 5, 2012. The integration of this business will involve a significant amount of restructuring and capital investment to optimize the new combined entity. In addition, in July of 2011 we announced our intentions to take a series of actions in our existing EIMEA operating segment to improve the profitability and future growth prospects of this segment. Now we have combined these two initiatives into a single project which we refer to as the “Business Integration Project”.

The Business Integration Project is a broad-based transformation plan involving all major processes in three of the existing operating segments of the company. The integration strategy and execution plan is unique for each operating segment reflecting the differences within the legacy operating segments as well as differences within the acquired business in each geographic region. In the North America adhesives operating segment the integration work is a significant undertaking that is, we believe, relatively straight forward and that can be accomplished in a relatively short time period. The customer facing portion of the two businesses (sales, marketing and technical) will be combined into a new, streamlined organization that is designed to be more efficient and more responsive to customer needs. The production capacity of the two organizations will be optimized mostly by transferring volume from the acquired business to existing facilities within the legacy North America adhesives operating segment. Since capacity already exists within the receiving facilities the capital investment required to transfer this production and the time required to affect these transfers will be minimized.

United States Securities and Exchange Commission

June 6, 2012

In the EIMEA operating segment, the Business Integration Project touches more aspects of the business and is more complex. The two businesses to be combined have similar inefficiencies and opportunities for improved productivity, generally due to excess complexity within the core processes of each of the businesses. Similar to the North America project, the customer facing organizations will be optimized by combining the two organizations into one new, streamlined organization that is more efficient and more responsive to the unique customer groups that we serve. In addition, the support and administrative functions of both businesses will be reorganized and in many cases relocated to create more efficient functions. The integration of the production assets will be more complicated in EIMEA because both the legacy business manufacturing network and the acquired business manufacturing network are inefficient and in need of upgrades. In this region the restructuring of the production footprint will be more extensive with several existing plants closed and new, enhanced production facilities constructed to provide greater operating efficiencies and a solid foundation for future growth. This portion of the project will require more capital investment to complete, will require relatively higher restructuring costs and be completed over a longer time frame when compared to the North America portion of the project.

In the Asia Pacific operating segment, the Business Integration Project is less complex because the acquired business in that region was relatively small. The focus of the integration work in this region will be to build a solid foundation for growth in the commercial and technical areas and, over time, create a more efficient production network in China using the best of the legacy and acquired production facilities.

The benefits of the Business Integration Project are expected to be substantial. We have plans to create annual cash cost savings and other cash profit improvement benefits aggregating $90 million when the various integration activities are completed in 2014. By 2015, the Business Integration Project activities are expected to improve the EBITDA margin of the global business from just under 11 percent in 2011 to a target level of 15 percent. The project incorporates many different work streams each of which has a specific timeline for completion and delivery of benefits; some of the initiatives, such as raw material cost reductions, will deliver more immediate benefits while other initiatives, such as facility closures, will take longer to implement and the related cost savings will be achieved later in the project. Taking the expected impact of all initiatives into account, the profit improvement benefits from the project and the resulting improvement in EBITDA margin should occur in generally equal increments over the current and subsequent 10 fiscal quarters.

The costs to achieve these benefits will be significant and will occur over the next several years. The major components of the costs include: costs associated with the completion of the acquisition of the Forbo business of [$xx.x million]; the cash costs associated with the restructuring of the workforce and the manufacturing footprint of [$xx.x million]; the capital expenditures required to facilitate the transfer of production from old sites to new, enhanced sites of [$xx.x million]; and non-cash costs of approximately [$x.x million], primarily related to accelerated depreciation of long-lived assets. The majority of the restructuring costs and the capital expenditures are expected to occur over the next two years with all initiatives complete no later than the middle of 2014. The costs associated with the acquisition completion and the cash costs of the restructuring are incremental cash outlays that will be funded with existing cash. The capital expenditures related to the Business Integration Project will be in large part funded as part of our annual capital spending program which would normally run approximately $40 million per year for the legacy business and an

United States Securities and Exchange Commission

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additional $10 million per year for the acquired Forbo business. Overall, we expect our normal annual capital spending program of approximately $50 million per year to increase to approximately [$xx.x million] per year for the years 2012, 2013 and 2014. This capital spending program will be funded from the operating cash flows of the business over the project time frame and, if necessary, from available cash and short term borrowing.

The specific work streams of the Business Integration Project which have been approved by management and recorded in our results of operations are as follows:

In January 2012, we initiated a facility closure and transfer plan as part of our previously announced actions in our existing EIMEA operating segment, including the closure of facilities in Wels, Austria and Borgolavezzaro, Italy and the transfer of shared services functions to a single location in Mindelo, Portugal. We expect to incur total restructuring costs of approximately $22.4 million related to these actions. The total restructuring costs for this portion of the Business Integration Project include expenditures of approximately $16.9 million primarily for severance and other related charges and non-cash charges of approximately $5.5 million, primarily related to accelerated depreciation of long-lived assets. During the 13 weeks ended June 2, 2012, we incurred workforce reduction costs of $x.x million and facility exit costs of $x.x million. For the 26 weeks ended June 2, 2012, we incurred workforce reduction costs of $x.x million and facility exit costs of $x.x million. Exit costs will be incurred over several quarters as the measures are implemented, and will total approximately $x.x million in the remainder of fiscal year 2012 and approximately $x.x million in fiscal year 2013.

In April 2012, we approved a plan for the integration of the recently acquired Forbo Industrial Adhesives business in the our North America Adhesives operating segment, including the closure of six production facilities located in North America. We expect to incur exit costs of approximately $12.7 million related to these actions. The exit costs for this portion of the Business Integration Project include expenditures of approximately $5.0 million for severance and related employee costs and approximately $7.7 million for other associated costs, primarily related to facility shutdowns. This portion of the Business Integration Project began in the second quarter and is expected to be completed by the end of fiscal year 2013. During the 13 weeks and the 26 weeks ended June 2, 2012, we incurred workforce reduction costs of $x.x million and facility exit costs of $x.x million. Exit costs will be incurred over several quarters as the measures are implemented, and will total approximately $x.x million in the remainder of fiscal year 2012 and approximately $x.x million in fiscal year 2013.

In May 2012, (additional disclosure will be provided as necessary)

See Note 6 to Condensed Consolidated Financial Statements.

3.	We note the draft disclosure you provided to address comment 5 in our letter dated April 13, 2012. Please expand upon this disclosure to explain the specific factors that led to the recognition of a gain of $11.6 million in the first quarter of fiscal year 2012 with a loss of $0.6 million in the second quarter of fiscal year 2012. Specifically, please disclose the relationship between the U.S. dollar and the Swiss francs that occurred during these two quarters that led to the recognition of the gain in the first quarter, which was offset by a loss in the second quarter. Please provide us with the expanded disclosures you intend to provide in future filings.

United States Securities and Exchange Commission

June 6, 2012

The Company respectfully submits the following detailed analysis of our mark-to-market accounting for the forward currency contracts (please note that all amounts except for exchange rates are in thousands of currency units):

1.	We entered into four foreign exchange forward contracts in December 2011 and January 2012 to purchase CHF 370,000 at a blended forward rate of 1.06245 USD/CHF. The initial fair value of these foreign exchange forward contracts was $393,106.

2.	The blended forward rate including forward points on our first quarter ending date of March 3, 2012 was 1.09387 USD/CHF resulting in a fair value of $404,731 and a mark-to-market aggregate gain of $11,625 which was recognized in our first quarter.

3.	On March 5, 2012, our contracts settled at 1.09385 USD/CHF with a fair value of $404,725 for an aggregate gain of $11,619. The change in aggregate gain of negative $6 was recognized as a loss in our second quarter.

As communicated previously, in our Form 10-Q for the period ended June 2, 2012, we will include additional disclosure to address your comments in our Special Charges, net footnote and in our Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the subheading of Special charges, net, as indicated in bold font below.

During the first quarter of 2012, we purchased forward currency contracts maturing on March 5, 2012 to purchase 370,000 Swiss francs at a blended forward rate of 1.06245 USD/CHF. Our objective was to economically hedge the purchase price for the pending acquisition of the global industrial adhesives business of Forbo Group after the price was established. The currency contracts were not designated as hedges for accounting purposes. At the end of the first quarter on March 3, 2012, the mark-to-market adjustments on these forward currency contracts were a gain of $11,625 because the blended forward rate on such date was 1.09387 USD/CHF. The forward currency contracts were settled on March 5, 2012 at a rate of 1.09385 USD/CHF when the acquisition closed and resulted in additional adjustments on these forward currency contracts which were a loss of $6 in our second quarter ended June 2, 2012. For the six months ended June 2, 2012, the net gain on the forward currency contracts was $11,619.

4.	We note the modifications you made to your discussion and analysis of your first quarter of fiscal year 2012 results in response to comment 6 in our letter dated April 13, 2012. Please further enhance these modifications to address the following:

•

For your analysis of consolidated gross profit margin, it is unclear how the factors, as disclosed, fully explain the increase recognized. In this regard, it appears that pricing increases offset by raw material increases positively impacted gross profit by $10.9 million with sales volume and flat manufacturing costs positively impacting gross profit by $1.8 million, which leaves $4.5 million of the increase in gross profit unexplained.

•	Please quantify the amount by which raw material costs increased for each segment.

•	Please quantify the amount by which employee related manufacturing costs declined for the North America Adhesives segment.

United States Securities and Exchange Commission

June 6, 2012

•	Please quantify the amount by which the change in sales volumes impacted segment operating income for each segment.

•	Please quantify the extent to which the production interruptions in Egypt negatively impacted the EIMEA segment’s operating income.

•	Please quantify the extent to which cost management activities positively impacted the EIMEA segment’s operating income.

•	Please quantify the extent to which other manufacturing expenses increased, negatively impacting Latin America Adhesives’ segment operating income.

•	Please quantify the extent to which the change in SG&A expenses impacted segment operating income for each segment.

•	Please explain why the change in weeks included in the pre-holiday sales negatively impacted the Latin America Paints’ segment sales but not the Latin America Adhesives’ segment sales.

•	Please quantify the extent to which the change in product mix negatively impacted the Latin America Paints’ segment operating income.

Please provide us with your enhanced draft disclosures you intend to provide in future filings.

This response is in process and will be completed based on our discussions scheduled for June 8, 2012.

*     *     *     *     *

If you have any questions or require any additional information, please call me at (651) 236-5710 or Tim Keenan, Vice President and General Counsel, at (651) 236-5867.

Very truly yours,

James R. Giertz

Senior Vice President and Chief Financial Officer

cc:	Tracey Smith & Al Pavot, Securities and Exchange Commission

Mr. Thomas Lydon, KPMG LLP

Mr. James J. Owens, President and Chief Executive Officer

Mr. Timothy J. Keenan, Vice Pres., General Counsel and Corp. Secretary

Mr. James C. McCreary, Jr., Vice Pres., Corp. Controller

Mr. Jay Swanson, Dorsey & Whitney